SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

MediWound Ltd.

(Name of Issuer)

Ordinary Shares, Per Value NIS 0.01 per share	M68830104
(Title of class of securities)	(CUSIP number)

Alejandro Moreno

Langhorne S. Perrow

c/o Access Industries, Inc.

40 West 57th Street, 28th Floor

New York, New York 10019

(212) 247-6400

with copies to:

Nicholas P. Pellicani

Debevoise & Plimpton LLP

919 Third Avenue

New York, New York 10022

(212) 909-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 20, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13(d)-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

(Continued on following pages)

CUSIP No. M68830104

1	NAME OF REPORTING PERSON: Access Industries Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 10,986,389
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 10,986,389
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 10,986,389
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 26.92%*
14	TYPE OF REPORTING PERSON: OO (Limited Liability Company)

*

All percentages of ownership of the Ordinary Shares by Reporting Persons presented in this Schedule 13D are based on an aggregate of 40,718,920 Ordinary Shares issued and outstanding (on an as adjusted basis to give effect to the issuance of 7,575,513 Ordinary Shares in the Issuer’s registered direct offering through the prospectus supplement dated as of, and filed with the Securities and Exchange Commission (the “SEC”) on, September 22, 2022 (the “Prospectus Supplement”), and the accompanying prospectus dated June 3, 2022), as disclosed in the Prospectus Supplement.

CUSIP No. M68830104

1	NAME OF REPORTING PERSON: Access Industries, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 10,986,389
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 10,986,389
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 10,986,389
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 26.92%*
14	TYPE OF REPORTING PERSON: OO (Limited Liability Company)

*

All percentages of ownership of the Ordinary Shares by Reporting Persons presented in this Schedule 13D are based on an aggregate of 40,718,920 Ordinary Shares issued and outstanding (on an as adjusted basis to give effect to the issuance of 7,575,513 Ordinary Shares in the Issuer’s registered direct offering through the Prospectus Supplement, and the accompanying prospectus dated June 3, 2022), as disclosed in the Prospectus Supplement.

CUSIP No. M68830104

1	NAME OF REPORTING PERSON: Access Industries Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 10,986,389
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 10,986,389
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 10,986,389
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 26.92%*
14	TYPE OF REPORTING PERSON: OO (Limited Liability Company)

*

All percentages of ownership of the Ordinary Shares by Reporting Persons presented in this Schedule 13D are based on an aggregate of 40,718,920 Ordinary Shares issued and outstanding (on an as adjusted basis to give effect to the issuance of 7,575,513 Ordinary Shares in the Issuer’s registered direct offering through the Prospectus Supplement, and the accompanying prospectus dated June 3, 2022), as disclosed in the Prospectus Supplement.

CUSIP No. M68830104

1	NAME OF REPORTING PERSON: Clal Industries Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 10,986,389
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 10,986,389
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 10,986,389
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 26.92%*
14	TYPE OF REPORTING PERSON: CO

*

All percentages of ownership of the Ordinary Shares by Reporting Persons presented in this Schedule 13D are based on an aggregate of 40,718,920 Ordinary Shares issued and outstanding (on an as adjusted basis to give effect to the issuance of 7,575,513 Ordinary Shares in the Issuer’s registered direct offering through the Prospectus Supplement, and the accompanying prospectus dated June 3, 2022), as disclosed in the Prospectus Supplement.

CUSIP No. M68830104

1	NAME OF REPORTING PERSON: Clal Biotechnology Industries Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 2,777,416
	8	SHARED VOTING POWER: 8,208,973
	9	SOLE DISPOSITIVE POWER: 2,777,416
	10	SHARED DISPOSITIVE POWER: 8,208,973
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 10,986,389
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 26.92%*
14	TYPE OF REPORTING PERSON: CO

*

All percentages of ownership of the Ordinary Shares by Reporting Persons presented in this Schedule 13D are based on an aggregate of 40,718,920 Ordinary Shares issued and outstanding (on an as adjusted basis to give effect to the issuance of 7,575,513 Ordinary Shares in the Issuer’s registered direct offering through the Prospectus Supplement, and the accompanying prospectus dated June 3, 2022), as disclosed in the Prospectus Supplement.

CUSIP No. M68830104

1	NAME OF REPORTING PERSON: Clal Life Sciences L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 8,208,973
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 8,208,973
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 8,208,973
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 20.16%*
14	TYPE OF REPORTING PERSON: PN

*

All percentages of ownership of the Ordinary Shares by Reporting Persons presented in this Schedule 13D are based on an aggregate of 40,718,920 Ordinary Shares issued and outstanding (on an as adjusted basis to give effect to the issuance of 7,575,513 Ordinary Shares in the Issuer’s registered direct offering through the Prospectus Supplement, and the accompanying prospectus dated June 3, 2022), as disclosed in the Prospectus Supplement.

CUSIP No. M68830104

1	NAME OF REPORTING PERSON: Len Blavatnik
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 10,986,389
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 10,986,389
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 10,986,389
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 26.92%*
14	TYPE OF REPORTING PERSON: IN

*

All percentages of ownership of the Ordinary Shares by Reporting Persons presented in this Schedule 13D are based on an aggregate of 40,718,920 Ordinary Shares issued and outstanding (on an as adjusted basis to give effect to the issuance of 7,575,513 Ordinary Shares in the Issuer’s registered direct offering through the Prospectus Supplement, and the accompanying prospectus dated June 3, 2022), as disclosed in the Prospectus Supplement.

CONTINUATION PAGES TO AMENDMENT NO. 2 TO SCHEDULE 13D

This Amendment No. 2 to Schedule 13D is being filed by Access Industries Holdings LLC (“AIH”), Access Industries, LLC (“Access LLC”), Access Industries Management, LLC (“AIM”), Clal Industries Ltd. (“Clal Industries”), Clal Biotechnology Industries Ltd. (“CBI”), Clal Life Sciences L.P. (“CLS”) and Len Blavatnik (collectively, the “Reporting Persons” and each, a “Reporting Person”) in respect of MediWound Ltd. (the “Issuer”). The agreement among the Reporting Persons relating to the joint filing of this Schedule 13D is attached as an exhibit hereto.

The Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on March 17, 2022, as amended on July 1, 2022 (the “Schedule”), is hereby amended and supplemented by the Reporting Persons as set forth below in this Amendment No. 2. This amendment is filed by the Reporting Persons in accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended, and refers only to information that has materially changed since the filing of the Schedule. The items identified below, or the particular paragraphs of such items which are identified below, are amended as set forth below. Unless otherwise indicated, all capitalized terms used and not defined herein have the respective meanings assigned to them in the Schedule.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby supplemented by adding the following at the end thereof:

The information in the first paragraph of Item 5(c) is incorporated by reference herein.

Item 4.	Purpose of Transaction.

Item 4 is hereby supplemented by adding the following at the end thereof:

The information in Item 6 is incorporated by reference herein.

Item 5.	Interest in Securities of the Issuer.

Item 5 is amended in relevant parts as follows:

(a) and (b) The responses of each of the Reporting Persons with respect to Rows 11, 12, and 13 of the cover pages of this Schedule 13D that relate to the aggregate number and percentage of ordinary shares, par value NIS 0.01 per share (the “Ordinary Shares”) (including but not limited to footnotes to such information) are incorporated herein by reference.

The responses of each of the Reporting Persons with respect to Rows 7, 8, 9, and 10 of the cover pages of this Schedule 13D that relate to the number of Ordinary Shares as to which each of the persons or entities referenced in Item 2 above has sole or shared power to vote or to direct the vote of and sole or shared power to dispose of or to direct the disposition of (including but not limited to footnotes to such information) are incorporated herein by reference.

CBI owns directly (i) 2,688,250 Ordinary Shares, (ii) 200,000 Ordinary Shares issuable upon exercise of options exercisable for $1.75 per share, which expire on June 29, 2025 (of which 66,666 options are vested) and (iii) 22,500 Ordinary Shares issuable upon exercise of options exercisable for $5.36 per share, which expire on June 15, 2026; and may be deemed to share voting and investment power over the 8,208,973 Ordinary Shares owned directly by CLS, the general partner of which, Clal Application Center Ltd., is wholly owned by CBI. CBI is a publicly traded company traded on the Tel Aviv Stock Exchange.

Each of AIH, Access LLC, AIM, Clal Industries and Mr. Blavatnik may be deemed to share voting and investment power over the Ordinary Shares owned directly by CBI and CLS because (i) Len Blavatnik controls AIM, AIH, Access LLC and AI International GP Limited (the general partner of AI SMS, as defined below), (ii) AIM controls Access LLC and AIH, (iii) Access LLC controls a majority of the outstanding voting interests in AIH, (iv) AIH owns a majority of the equity of AI SMS L.P. (“AI SMS”), (v) AI SMS controls AI Diversified Holdings Ltd. (“Holdings Limited”), (vi) Holdings Limited owns AI Diversified Parent S.à r.l., which owns AI Diversified Holdings S.à r.l., which owns Access AI Ltd (“Access AI”), (vii) Access AI wholly owns Clal Industries, (viii) Clal Industries is the controlling shareholder of CBI, and (ix) CBI is the sole shareholder of Clal Application Center Ltd.

The Reporting Persons, other than CBI and CLS, and each of their affiliated entities and the officers, partners, members and managers thereof, disclaims beneficial ownership of these securities.

(c) On September 3, 2022, CBI received 5,585 Ordinary Shares as a result of the cashless exercise of 66,667 vested options.

On September 3, 2022, CBI received 3,750 Ordinary Shares as a result of the exchange of 3,750 restricted stock units.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby supplemented by adding the following at the end thereof:

Piggy-back Rights Waiver

In connection with the Issuer’s private placement of warrants to certain investors on September 22, 2022 (the “Private Placement”), and the Issuer’s registered offering of Ordinary Shares (the “Registered Direct” and, together with the Private Placement, the “Offerings”), on September 20, 2022, the Issuer and certain of its shareholders, including CBI and CLS, entered into a piggy-back rights waiver (the “Piggy-back Rights Waiver”). Under the Piggy-back Rights Waiver, CBI and CLS agreed to waive (i) any and all rights to notice under the Registration Rights Agreement with respect to the Offerings and (ii) the piggy-back registration rights and all other related or similar rights under the Registration Rights Agreement with respect to the Offerings, including any and all rights to request the inclusion of any number of registrable Ordinary Shares in such Offerings or in any prospectus supplement to the Issuer’s registration statement on Form F-3 declared effective by the SEC on June 3, 2022 and relating to the Registered Direct or in the registration statement relating to the Private Placement. Notwithstanding Section 4 of the Registration Rights Agreement, CBI and CLS consented to the grant of registration rights in connection with the Private Placement. The Piggy-back Rights Waiver will expire and will be of no further force and effect if the preliminary or final prospectus supplement relating to the Registered Direct and a registration statement relating to the Private Placement are not filed with the SEC by December 31, 2022.

The foregoing description of the Piggy-back Rights Waiver does not purport to be complete and is qualified in its entirety by reference to the Piggy-back Rights Waiver, which is filed as an exhibit and incorporated herein by reference.

Shareholder Support Agreement

In connection with the Private Placement, on September 21, 2022, CBI and CLS entered into the shareholder support agreement with the Issuer (the “Shareholder Support Agreement”). Under the Shareholder Support Agreement, each of CBI and CLS irrevocably agreed to (i) vote all equity securities of the Issuer owned by each of them (all such equity securities, the “Covered Shares”) in favor of an amendment of the Issuer’s articles of association to increase the number of the Issuer’s authorized Ordinary Shares (the “Amendment”) and each other proposal related to obtaining the approval of the Amendment by the requisite majority of the shareholders of the Issuer (the “Authorized Share Approval”), (ii) appear at the respective meeting of the Issuer’s shareholders or otherwise cause the Covered Shares to be counted as present thereat for the purpose of establishing a quorum, (iii) vote (or execute and return an action by written consent), or cause to be voted at such meeting, or validly execute and return and cause such consent to be granted with respect to, all of the Covered Shares against any action that would reasonably be expected to impede, interfere with, delay, postpone or adversely affect obtaining the Authorized Share Approval and (iv) not transfer any securities of the Issuer for a period of time set forth in the Shareholder Support Agreement.

The foregoing description of the Shareholder Support Agreement does not purport to be complete and is qualified in its entirety by reference to the Shareholder Support Agreement, which is filed as an exhibit and incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit	Description

99.1	Piggy-back Rights Waiver, dated as of September 20, 2022, by and among the Issuer, CBI, CLS and the other parties thereto.

99.2	Shareholder Support Agreement, dated as of September 21, 2022, by and among the Issuer, CBI and CLS.

99.3	Joint Filing Agreement, dated as of September 26, 2022.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: September 26, 2022

ACCESS INDUSTRIES HOLDINGS LLC	By: Access Industries Management, LLC, its Manager

/s/ Alejandro Moreno
Name: Alejandro Moreno
Title: Executive Vice President

ACCESS INDUSTRIES MANAGEMENT, LLC	/s/ Alejandro Moreno
Name: Alejandro Moreno
Title: Executive Vice President

ACCESS INDUSTRIES, LLC	By: Access Industries Management, LLC, its Manager

/s/ Alejandro Moreno
Name: Alejandro Moreno
Title: Executive Vice President

CLAL INDUSTRIES LTD.	/s/ Yehuda Ben Ezra
Name: Yehuda Ben Ezra
Title: VP Comptroller

/s/ Nufar Malovani
Name: Nufar Malovani
Title: VP General Counsel & Corporate Secretary

CLAL BIOTECHNOLOGY INDUSTRIES LTD.	/s/ Assaf Segal
Name: Assaf Segal
Title: Acting CEO & CFO

/s/ Shiran Manor
Name: Shiran Manor
Title: General Counsel & Corporate Secretary

CLAL LIFE SCIENCES L.P.	/s/ Assaf Segal
Name: Assaf Segal
Title: Director

/s/ Liat Nissan
Name: Liat Nissan
Title: Director

*
Name: Len Blavatnik

* The undersigned, by signing his name hereto, executes this Schedule 13D pursuant to the Power of Attorney executed on behalf of Mr. Blavatnik and filed herewith.

By:	/s/ Alejandro Moreno
Name: Alejandro Moreno
Title: Attorney-in-Fact